

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2023

James Rhee
Chief Executive Officer
Spark I Acquisition Corp
3790 El Camino Real
Unit #570
Palo Alto, CA 94306

      Re: Spark I Acquisition Corp
            Registration Statement on Form S-1
            Filed July 7, 2023
            File No. 333-273176

Dear James Rhee:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed July 7, 2023

Notes to Financial Statements
Note 8 - Warrants, page F-15

1.   We note your disclosure on pages F-11 and F-27 that the Public Warrants and the Private Placement Warrants meet the criteria for equity treatment. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40. Your response should address, but not be limited to, your disclosure on pages F-16 and F-32 that "If the

Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants."

<u>General</u>

2. Please clarify whether SparkLabs Group Management, LLC will be investing at a discount to the public offering price. If so, please add risk factor disclosure addressing why these investors as compared to the public shareholders are investing at a discount and address the potential impact of such financings on public shareholders such as the immediate dilution that public shareholders will experience from the Forward Purchase financing or otherwise advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph Ambrogi at 202-551-4821 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Hoffman, Esq.